UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-30252

NOTIFICATION OF LATE FILING

(Check One)

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
☐ Form10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Genesis Bioventures, Inc.

Full Name of Registrant

Former Name if Applicable

1-A3033 King George Highway

Address of U.S. Principal Executive Office (Street & Number)

Surrey, BC, Canada V49 1B8

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c ) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file its annual report on Form 10-KSB within the prescribed time period because the Registrant is awaiting the finalization of a review of its financial statements and its annual report by its previous independent auditor.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

E. Greg McCartney                                                                (604)                                      542-0820

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?          ☒Yes                  ☐No

If answer is no, identify report(s).

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?                  ☒Yes                           ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

For the year ended December 31, 2005, the registrant currently estimates it had total expenses totaling $4,310,388 as compared to $3,210,393 in 2004 (a 34% increase). The registrant estimated net loss for 2005 is approximately $4,229,652 as compared to $5,017,908 (a decrease in loss of 16%) for the year ended December 31, 2004. Actual results for the year ended December 31, 2005 remains subject to further adjustments and actual results may differ from the foregoing estimates.

              Genesis Bioventures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By: /s/ E. Greg McCartney
E. Greg McCartney, Chief Executive Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).